FORM RW

TOP SHIPS INC.
1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

January 17, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Top Ships Inc. (the "Company") Rule 477 Application for Withdrawal Registration Statement on Form F-3 (File No. 333- 214793)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-3 (File No. 333-214793) initially filed with the Commission on November 23, 2016, together with all exhibits thereto (the "Registration Statement"). As requested by the Staff of the Commission, the Company is withdrawing the Registration Statement. The Registration Statement was not declared effective by the Commission under the Act, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company also respectfully requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP, counsel to the Company, at (212) 574-1223.

Sincerely, TOP SHIPS INC. By : /s/ Alexandros Tsirikos Name: Alexandros Tsirikos Title: Chief Financial Officer